

April 19, 2012

<u>Via E-Mail</u>
Mr. Jerry W. Nix
Chief Financial Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, Georgia 30339

     Re: Genuine Parts Company
              Form 10-K for the Year Ended December 31, 2011
              Filed February 27, 2012
              File No. 001-05690

Dear Mr. Nix:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Linda Cvrkel

                        Linda Cvrkel
                        Branch Chief